EQUITABLE FINANCIAL LIFE INSURANCE COMPANY

GUARANTEED LIFETIME WITHDRAWAL BENEFIT (“GLWB”) RIDER

[ACCELERATED INCOME OPTION]

[LEVEL INCOME OPTION]

This Rider is part of your Contract and its provisions apply in lieu of any Contract provisions to the contrary. There are new definitions in this Rider which are introduced below. The benefit described in this Rider is subject to all the terms contained in your Contract, except as modified below. In this Rider, “we”, “our” and “us” mean Equitable Financial Life Insurance Company and “you” and “your” mean the Owner.

This Rider is effective upon your Contract Date.

I.    THIS RIDER’S GLWB

This Rider provides a GLWB which guarantees that you can receive lifetime withdrawal amounts up to a maximum amount per Contract Year.

Under the GLWB, subject to the terms of this Rider, we guarantee that you will be eligible to receive withdrawals while you are living, even if such withdrawals or negative investment experience cause the Annuity Account Value (“AAV”) to fall to zero. Withdrawals, for purposes of the GLWB, are your total withdrawals during each Contract Year up to the Guaranteed Annual Income Amount (as defined below). If the Owner named in the Data Pages is a Non-Natural Owner, we guarantee such withdrawals for the life of the Annuitant. If a Successor Owner is named in the Data Pages or if there are Joint Annuitants under a Contract owned by a Non-Natural Owner, we guarantee such withdrawals during the lives of you and such Successor Owner or during the lives of the Annuitant and Joint Annuitant, respectively.

[This Rider uses two income rates, one that provides a higher income rate that is used when your AAV is greater than zero which is the [Accelerated Income] Rate, and one that provides a lower income rate that is used if your AAV reaches zero which is the [Accelerated Income Guaranteed Lifetime] Rate. The age used to determine the applicable [Accelerated Income] Rate and [Accelerated Income Guaranteed Lifetime] Rate is based on the age of the Income Measuring Life. for the duration of the Contract, unless it is changed due to an Annual Reset or your AAV reaches zero other than as the result of an Excess Withdrawal.]

[The age used to determine the [Guaranteed Lifetime] Rate is based on the age of the Income Measuring Life. The income rate established on your Contract Date will remain the same for the duration of the Contract, unless it is changed due to an Annual Reset.]

This Rider does not provide a Cash Value or any minimum AAV.

The terms and conditions of the GLWB are set forth below.

II.    DEFINITIONS AND CONDITIONS OF THIS RIDER

[[ACCELERATED INCOME] RATE

The “[Accelerated Income] Rate” is the percentage used to determine the Guaranteed Annual Income Amount (“GAIA”) when your AAV is greater than zero. The initial [Accelerated Income] Rate is shown in the Data Pages and is based on the age of the Income Measuring Life as of the Contract Date. In any Contract Year in which your Income Base is increased by an Annual Reset, the [Accelerated Income] Rate may increase based on the age of the Income Measuring Life as of the Contract Date Anniversary on which the Annual Reset occurs and becomes effective in the following Contract Year, provided no withdrawals have been taken under the Contract.]

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[[ACCELERATED INCOME GUARANTEED LIFETIME] RATE

The “[Accelerated Income Guaranteed Lifetime] Rate” is the percentage used to determine the GAIA if your AAV reaches zero. The initial [Accelerated Income Guaranteed Lifetime] Rate is shown in the Data Pages and is based on the age of the Income Measuring Life as of the Contract Date. In any Contract Year in which your Income Base is increased by an Annual Reset, the [Accelerated Income Guaranteed Lifetime] Rate may increase based on the age of the Income Measuring Life as of the Contract Date Anniversary on which the Annual Reset occurs and becomes effective in the following Contract Year, provided no withdrawals have been taken under the Contract.]

ANNUAL RESET

On each Contract Date Anniversary through the Contract Date Anniversary on or following the Income Measuring Life’s [85th ] birthday, if the AAV is greater than the current Income Base, the Income Base is reset to equal the AAV. We refer to this as an “Annual Reset”.

Upon an Annual Reset, the [[Guaranteed Lifetime] Rate] [[Accelerated Income] Rate and [Accelerated Income Guaranteed Lifetime] Rate] may be reset based on the age of the Income Measuring Life at the time of the Annual Reset. The income rates are shown in Appendix A.

Once you take a withdrawal, the income rate[s] will no longer reset.

DEFERRAL INCENTIVE AMOUNT

“Deferral Incentive Amount” means an amount equal to the Deferral Incentive Rate, multiplied by your total Contributions as of the prior Contract Date Anniversary, that will increase your Income Base on each Contract Date Anniversary, subject to the Maximum Deferral Incentive Period and provided no withdrawals have been taken under the Contract. Contributions received in the first [90] days will be used to determine the Deferral Incentive Amount for the first Contract Year.

For any subsequent Contribution made during a Contract Year, you will receive a prorated portion of the Deferral Incentive Amount applicable to the Contribution. The prorated Deferral Incentive Amount is equal to the full Deferral Incentive Amount for the Contribution (that is, the amount resulting from application of the Deferral Incentive Rate to the amount of your Contribution) multiplied by a fraction, the numerator of which is the number of days remaining in the Contract Year beginning with the Transaction Date of your Contribution through the Contract Date Anniversary of the same Contract Year, and the denominator of which is the number of days in such Contract Year.

In any Contract Year in which both an Annual Reset and a Deferral Incentive Amount apply, your Income Base is first adjusted for the Annual Reset.

Your first withdrawal will discontinue the Deferral Incentive Amount for the Contract Year in which the withdrawal is taken and all subsequent Contract Years.

DEFERRAL INCENTIVE RATE

“Deferral Incentive Rate” is the percentage used to determine the Deferral Incentive Amount and is shown in the Data Pages.

EFFECT OF YOUR AAV FALLING TO ZERO

If either of the following happens while this Rider is in effect: (i) you make a withdrawal for an amount that is equal to or exceeds the AAV but is not an Excess Withdrawal, or (ii) the AAV falls to zero by the deduction of a Contract charge, you will receive total payment(s) equal to your GAIA remaining for that Contract Year, subject to the following terms and conditions. The date of any such event is the “Benefit Transaction Date” for purposes of this subsection. As of the Benefit Transaction Date, you will have the choice to exchange the lifetime payments provided under this Rider for a lump sum payment or receive this Rider’s benefit under a supplementary contract, as described below. For [Traditional, Roth and SEP IRA] Contracts issued as a Joint Life Contract, if you and the Successor Owner divorce prior to a supplementary contract being issued, you may not be eligible for a joint life supplementary contract. If you had any remaining Death Benefit on the Benefit Transaction Date, your Death Benefit will terminate regardless of which option you elect.

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Lump Sum Payment Option (“LSPO”)

This Rider provides you with a Lump Sum Payment Option (“LSPO”) on the Benefit Transaction Date. If you accept this LSPO, you agree to forego the lifetime payments as provided under this Rider on the Benefit Transaction Date and instead agree to a single lump sum payment, the amount of which will be determined as of the Benefit Transaction Date and paid on the “LSPO Payment Transaction Date.” The LSPO Payment Transaction Date is the Business Day on which we receive your completed and signed acceptance of our LSPO. If you accept this LSPO, your GLWB Rider will terminate and you also agree to surrender your Contract.

You will have [30] days from the Benefit Transaction Date to provide us with a LSPO election, in good order, in order to accept the LSPO.

Any payments that are made after the Benefit Transaction Date, through the LSPO Payment Transaction Date, will reduce the LSPO amount. Administrative Charges on the LSPO Payment Transaction Date will also reduce the LSPO amount.

We may discontinue the availability of this LSPO upon [45] days advance written notice to you.

Supplementary Contract

If you do not elect the LSPO within the required timeframe indicated above, we will issue a supplementary life annuity contract setting forth your continuing benefit. Starting in the Contract Year following the Benefit Transaction Date, you will receive your GAIA payments every year for your life (or the lives of you and your Successor Owner for Joint Life Contracts) or in the event of a Non-Natural Owner, the life of the Annuitant (or the lives of you and the Joint Annuitant for Joint Life Contracts). Your GAIA will be calculated based on the Income Base on the Benefit Transaction Date and [[Guaranteed Lifetime] Rate] [[Accelerated Income Guaranteed Lifetime] Rate]. The Owner of record under this Contract on the Benefit Transaction Date will be the Owner under the supplementary life annuity contract. The Owner will also become the Annuitant under the supplementary life annuity contract. Any Successor Owner under this Contract will become the Joint Annuitant under the supplementary life annuity contract. If this Contract is owned by a Non-Natural Owner, the Annuitant and Joint Annuitant, if applicable, remain the same under the supplementary annuity contract.

EXCESS WITHDRAWAL

“Excess Withdrawal” means a withdrawal that exceeds your GAIA in any Contract Year. Once a withdrawal causes cumulative withdrawals in a Contract Year to exceed your GAIA, the portion of that withdrawal that exceeds your GAIA and any subsequent withdrawals in that Contract Year will cause a pro-rata reduction of the Income Base. We will decrease the Income Base on a pro-rata basis by the Excess Withdrawal amount, plus any Withdrawal Charge which applies.

A pro-rata reduction is determined as follows:

1)

The numerator is the amount of the withdrawal in excess of the GAIA remaining plus any applicable withdrawal charge. The denominator is your AAV immediately preceding the withdrawal less the GAIA remaining;

2)	Multiply the fraction calculated in (1) by the amount of your Income Base immediately preceding the Withdrawal.

3)	This is the amount of the pro-rata reduction. We will make this reduction as of the Transaction Date of each withdrawal.

An Excess Withdrawal that reduces your AAV to zero terminates the Contract, including all benefits, without value.

Applicable to Traditional IRA or SEP IRA Contracts: If you elect our Automatic RMD Withdrawal Service, you will be permitted to take one required minimum distribution per Contract Year that is not treated as an Excess Withdrawal if it exceeds the GAIA. Any such required minimum distribution payment we make to you under our Automatic RMD Withdrawal Service will not be treated as an Excess Withdrawal and will not reduce your Income Base. We will make a payment in addition to the Guaranteed Annual Income Amount, if necessary, to meet the required minimum distribution amount for the calendar year for your Contract. However, if you take any lump sum withdrawals in addition to your required minimum distribution while using our Automatic RMD Withdrawal Service, the additional lump sum withdrawal may cause an Excess Withdrawal which may reduce your Income Base.

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GUARANTEED ANNUAL INCOME AMOUNT (“GAIA”)

Your GAIA is equal to the [[Guaranteed Lifetime] Rate] [[Accelerated Income] Rate or [Accelerated Income Guaranteed Lifetime] Rate, whichever is applicable,] multiplied by your beginning of Contract Year Income Base. During the Contract Year, your GAIA will increase as follows:

•

your GAIA will be increased to an amount equal to the [Guaranteed Lifetime Rate] [[Accelerated Income] Rate multiplied by your Income Base when your Income Base has been increased due to a subsequent Contribution. The increase is effective on the Transaction Date of such subsequent Contribution.

If you take less than your GAIA in any Contract Year, you cannot carry forward any GAIA remaining to any subsequent Contract Year.

[[GUARANTEED LIFETIME] RATE: The “[Guaranteed Lifetime] Rate” is the percentage used to determine the GAIA. The initial [Guaranteed Lifetime] Rate is shown in the Data Pages and is based on the age of the Income Measuring Life as of the Contract Date. In any Contract Year in which your Income Base is increased by an Annual Reset, the [Guaranteed Lifetime] Rate may increase based on the age of the Income Measuring Life as of the Contract Date Anniversary on which the Annual Reset occurs and becomes effective in the following Contract Year, provided no withdrawals have been taken under the Contract. ]

INCOME BASE

The initial “Income Base” is equal to your initial Contribution. Your Income Base will increase or decrease as follows:

1) your Income Base will be increased by the dollar amount of any subsequent Contribution,

2) your Income Base may be increased by any Annual Reset and/or Deferral Incentive Amount, and

3) your Income Base will be decreased by Excess Withdrawals.

INCOME MEASURING LIFE

For a Single Life Contract, the “Income Measuring Life” is the person designated as Contract Owner (Annuitant in the event of a Non-Natural Owner) as shown in the Data Pages. For a Joint Life Contract, the “Income Measuring Life” is the youngest person designated as Contract Owner or Successor Owner (Annuitant or Joint Annuitant in the event of a Non-Natural Owner) as shown in the Data Pages. The Income Measuring Life will remain unchanged while this Rider is in effect, unless otherwise specified.

JOINT ANNUITANT

“Joint Annuitant” means the individual specified as such in the Data Pages. The Joint Annuitant must be the spouse of the Annuitant on the Contract Date.

JOINT LIFE CONTRACT

“Joint Life Contract” means a Contract that is issued with either (i) a Successor Owner for a Contract where the Owner is an individual, or (ii) a Joint Annuitant for a Contract where the Owner is a Non-Natural Owner.

MAXIMUM DEFERRAL INCENTIVE PERIOD

“Maximum Deferral Incentive Period” means the maximum period of time that the Deferral Incentive Amount will apply. This period ends on the earliest of your (i) [20th] Contract Date Anniversary and (ii) [Contract] Maturity Date.

SINGLE LIFE CONTRACT

“Single Life Contract” means a Contract that is issued without either (i) a Successor Owner for a Contract where the Owner is an individual, or (ii) a Joint Annuitant for a Contract where the Owner is a Non-Natural Owner.

Applicable to Non-Qualified Contracts: A Single Life Contract where the Owner is an individual and named without a Successor Owner may be issued with a Joint Annuitant.

SUCCESSOR OWNER

“Successor Owner” means the individual shown as such in the Data Pages when a Joint Life Contract is owned by an individual. The Successor Owner must be the spouse of the Owner on the Contract Date.

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III. [CONTRACT] MATURITY DATE

Your [Contract] Maturity Date is shown in the Data Pages and is the Contract Date Anniversary which is on or follows the [98th] birthday of the Owner (or Successor Owner, whoever is older) or in the event of a Non-Natural Owner, the Annuitant (or Joint Annuitant, whoever is older). The [Contract] Maturity Date will not change under the Contract except as described below.

Applicable to Contracts with an Ownership/Annuitant Change:

If a Successor Owner (Joint Annuitant in the event of a Non-Natural Owner) is removed from a Joint Life Contract or if Spousal Continuation is elected, the [Contract] Maturity Date will be updated based on the age of the remaining Owner (or Annuitant).

If you have a Single Life Contract and divorce and in accordance with the divorce decree, request that we change ownership under the Contract to your ex-spouse, the [Contract] Maturity Date will be updated based on the age of your ex-spouse. Your ex-spouse must meet the age requirements under this Contract.

Applicable to IRA Contract Owners only:

If you die and your spouse elects to continue this Contract (“Spousal Continuation”), your spouse then becomes the Owner and Annuitant under the Contract and his/her date of birth will determine the [Contract] Maturity Date.

Applicable to Non-Qualified Single Life Contracts with a sole spousal Beneficiary:

If you die and your spouse elects to continue this Contract (“Spousal Continuation”), if you were also the sole Annuitant under the Contract, your spouse then becomes the Owner and Annuitant under the Contract and his/her date of birth will determine the [Contract] Maturity Date.

We will notify you in the Contract Year that is at least one year prior to the year in which the [Contract] Maturity Date occurs so that you may elect (i) an Annuity Benefit of any form we are then offering based on the life/lives of the Annuitant(s) named under the Contract, or (ii) a lump sum distribution of the Cash Value or (iii) the GLWB Maturity Date Annuity Benefit described below based on the Income Measuring Life. You will have [30] days from the last notice prior to your [Contract] Maturity Date to provide us with your election, in good order. If no election is made and this Rider is in effect on the Contact Maturity Date, we will pay the GLWB Maturity Date Annuity Benefit.

The “GLWB Maturity Date Annuity Benefit” provides periodic payments of the greater of the following:

(i)	your GAIA as of the [Contract] Maturity Date, and

(ii)	the amount you would receive if you had applied your AAV on the [Contract] Maturity Date to the guaranteed annuity rates for a life annuity with no period certain, and

(iii)	the amount you would receive if you had applied your AAV on the [Contract] Maturity Date to the current annuity rates for a life annuity with no period certain.

On the [Contract] Maturity Date, your Death Benefit Rider under this Contract terminates.

If you request an Annuity Commencement Date before the [Contract] Maturity Date, the Annuitant titled in your Contract, if different than the Owner, will determine the Annuity Benefit as described in Part VIII of your Contract.

Except as described in the circumstances above, if this Rider terminates pursuant to Section VII of this Rider, your [Contract] Maturity Date remains unchanged.

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IV. EFFECT OF AN OWNERSHIP/ANNUITANT CHANGE OR REMOVAL

If the Owner or Successor Owner (Annuitant or Joint Annuitant in the event of a Non-Natural Owner) is changed, this Rider will terminate, except in the following circumstances:

i)

The Successor Owner (Joint Annuitant in the event of a Non-Natural Owner) is removed from a Joint Life Contract. If there is such a change, this Rider will not terminate and its benefits continue to be determined by the Income Measuring Life using the income rates applicable to Joint Life Contracts. The [Contract] Maturity Date will change to the age of the remaining Owner (or Annuitant), if the remaining Owner (or Annuitant), is younger.

ii)

For a Contract owned by a Non-Natural Owner, if the Owner is changed to the Annuitant, or Joint Annuitant, as applicable, this Rider will not terminate and its benefits will continue to be determined by the Annuitant, or Joint Annuitant, as applicable, at the time of ownership change.

iii)

For a Contract owned by an individual, if the Owner is changed to a trust and the beneficial owner(s) remains the former Owner or his or her family members, this Rider will not terminate and its benefits continue to be determined by the Income Measuring Life. Family member means members of the immediate family and other relatives. Immediate family means spouse, domestic partner, parent, child, adopted child, stepchild, brother and sister. Other relatives mean grandparent, grandchildren, aunt, uncle, niece, nephew, and in-laws.

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V. EFFECT OF DEATH

A.	Beneficiary

You give us the name of the Beneficiary who is to receive any Death Benefit payable upon the “Last Applicable Death” under this Contract (“Beneficiary”).

“Last Applicable Death” means:

For a Single Life Contract where the Owner is an individual, the Last Applicable Death is the death of the Owner. For a Non-Natural Owner Single Life Contract, the Last Applicable Death is the death of the Annuitant.

For a Joint Life Contract where the Owner is an individual, the Last Applicable Death is the death of the second to die of the Owner and the Successor Owner, provided that the Owner and Successor Owner remain married at the time of the first death. For a Non-Natural Owner Joint Life Contract, the Last Applicable Death is the death of the second to die of the Annuitant and Joint Annuitant, provided that the Annuitant and Joint Annuitant were married at the time of the first death.

For a Joint Life Contract where the Owner and Successor Owner, or Annuitant and Joint Annuitant, whichever is applicable, are no longer married at the time of the first death, the Payment Upon Death Rules and Rules Applicable upon Divorce described in the applicable Endorsement apply.

B.	Payment Upon Death

Upon the Last Applicable Death before the AAV falls to zero and before an Annuity Benefit is elected under Section [8.01], we will pay a Death Benefit to the Beneficiary and subject to the conditions set forth in Appendix B below and any applicable Endorsement.

When a Death Benefit becomes payable under certain circumstances described in an Endorsement, an election may be made to instead continue the Contract under Spousal Continuation or our BCO. The applicability of Spousal Continuation and BCO is described in the charts shown in Appendix B, subject to all terms and conditions of the applicable Endorsement. These charts also describe (i) the succession of Successor Owner under Joint Life Contracts owned by an individual and (ii) the succession of Joint Annuitant under Joint Life Contracts owned by a Non-Natural Owner.

VI.    THE RIDER CHARGE

The [Single Life] Contract “Rider Charge” is [1.50%] of the Income Base on your Contract Date Anniversary.

We will determine and deduct the above Rider Charge annually from your AAV on each Contract Date Anniversary for which the Rider is in effect. Upon the termination of this Rider, a pro-rata Rider Charge will be deducted from your Contract for the portion of any Contract Year in which this Rider is in effect prior to being terminated pursuant to Section VII of this Rider.

This Rider Charge is deducted on your Contract Date Anniversary from your AAV in the Variable Investment Option(s) on a pro-rata basis. If those amounts are insufficient, we will deduct all or a portion of the Rider Charge, in the following order from: the Segment Type Holding Accounts, the Dollar Cap Averaging account, and each Segment on a pro-rata basis. Amounts deducted from the AAV to pay the Rider Charge from a Segment on a date other than the Segment Maturity Date will reduce the Segment Investment on a pro-rata basis by the same proportion that the Segment Interim Value is reduced on the date of the deduction [and such adjustment will be reflected in each Anniversary Ending Amount for Annual Lock Segment Types].

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VII. TERMINATION OF THIS RIDER

This Rider can be voluntarily terminated after the completion of [6] Contract Years.

This Rider will automatically terminate if:

(i)	the Contract is continued under the Beneficiary Continuation Option or a sole spousal Beneficiary continues the Contract under the Spousal Continuation option, if applicable; or

(ii)	amounts under the Contract are applied to a supplementary contract to provide an annuity benefit or any benefit available on the [Contract] Maturity Date; or

(iii)	the amounts under the Contract are exchanged for the Lump Sum Payment Option as provided under Part II of this Rider, or

(iv)	your AAV falls to zero, or

(v)	except as provided in Section IV above, you change the Owner or Successor Owner (Annuitant or Joint Annuitant in the event of a Non-Natural Owner) of the Contract, or

(vi)	termination is required by an Endorsement to your Contract, or

(vii)	the Contract terminates.

Upon the termination of this Rider, the charge for this Rider ends.

EQUITABLE FINANCIAL LIFE INSURANCE COMPANY

[

Mark Pearson,	José Ramón González,
Chief Executive Officer	Senior Executive Director, General Counsel and Secretary]

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APPENDIX A

ACCELERATED INCOME RATES

The [Accelerated Income] Rates and [Accelerated Income Guaranteed Lifetime] Rates are shown below. The initial [Accelerated Income] Rate and [Accelerated Income Guaranteed Lifetime] Rate is shown in the Data Pages. Once such rates are established on your Contract Date, they may only be changed by an Annual Reset. Upon an Annual Reset, such rates may be reset based on the age of the Income Measuring Life at the time of the Annual Reset.

[Applicable to Single Life Contracts:

Age of the Income Measuring Life	[Accelerated Income] Rates	[Accelerated Income Guaranteed Lifetime] Rates
[45	[4.5%	[2.0%
46	4.6%	2.0%
47	4.7%	2.0%
48	4.8%	2.0%
49	4.9%	2.0%
50	5.0%	2.0%
51	5.1%	2.0%
52	5.2%	2.0%
53	5.3%	2.0%
54	5.4%	2.0%
55	5.5%	2.0%
56	5.6%	2.1%
57	5.7%	2.2%
58	5.8%	2.3%
59	5.9%	2.4%
60	6.0%	2.5%
61	6.1%	2.6%
62	6.2%	2.7%
63	6.3%	2.8%
64	6.4%	2.9%
65	6.5%	3.0%
66	6.6%	3.1%
67	6.7%	3.2%
68	6.8%	3.3%
69	6.9%	3.4%
70+]	7.0%]	3.5%]	]

[Applicable to Joint Life Contracts:

Age of the Income Measuring Life	[Accelerated Income] Rates	[Accelerated Income Guaranteed Lifetime] Rates
[45	[4.0%	[2.0%
46	4.1%	2.0%
47	4.2%	2.0%
48	4.3%	2.0%
49	4.4%	2.0%
50	4.5%	2.0%
51	4.6%	2.0%
52	4.7%	2.0%
53	4.8%	2.0%
54	4.9%	2.0%
55	5.0%	2.0%
56	5.1%	2.1%
57	5.2%	2.2%
58	5.3%	2.3%
59	5.4%	2.4%
60	5.5%	2.5%
61	5.6%	2.6%
62	5.7%	2.7%
63	5.8%	2.8%
64	5.9%	2.9%
65	6.0%	3.0%
66	6.1%	3.1%
67	6.2%	3.2%
68	6.3%	3.3%
69	6.4%	3.4%
70+]	6.5%]	3.5%]	]

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APPENDIX A

[GUARANTEED LIFETIME] RATES

The [Guaranteed Lifetime] Rates are shown below. The initial [Guaranteed Lifetime] Rate is shown in the Data Pages. Once the initial [Guaranteed Lifetime] Rate is established on your Contract Date, it may only be changed by an Annual Reset. Upon an Annual Reset, the [Guaranteed Lifetime] Rate may be reset based on the age of the Income Measuring Life at the time of the Annual Reset.

[Applicable to Single Life Contracts:

Age of the Income Measuring Life	[Guaranteed Lifetime] Rates
[45	[3.0%
46	3.1%
47	3.2%
48	3.3%
49	3.4%
50	3.5%
51	3.6%
52	3.7%
53	3.8%
54	3.9%
55	4.0%
56	4.1%
57	4.2%
58	4.3%
59	4.4%
60	4.5%
61	4.6%
62	4.7%
63	4.8%
64	4.9%
65	5.0%
66	5.1%
67	5.2%
68	5.3%
69	5.4%
70	5.5%
71	5.6%
72	5.7%
73	5.8%
74	5.9%
75+]	6.0%]	]

[Applicable to Joint Life Contracts:

Age of the Income Measuring Life	[Guaranteed Lifetime] Rates
[45	[2.5%
46	2.6%
47	2.7%
48	2.8%
49	2.9%
50	3.0%
51	3.1%
52	3.2%
53	3.3%
54	3.4%
55	3.5%
56	3.6%
57	3.7%
58	3.8%
59	3.9%
60	4.0%
61	4.1%
62	4.2%
63	4.3%
64	4.4%
65	4.5%
66	4.6%
67	4.7%
68	4.8%
69	4.9%
70	5.0%
71	5.1%
72	5.2%
73	5.3%
74	5.4%
75+]	5.5%]	]

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APPENDIX B

EFFECT OF DEATH

If death occurs before the AAV falls to zero and before an Annuity Benefit is elected:

Effect of Death on a Single Life Contract:
If the deceased is the	And the	And the	Then
1. Owner	Annuitant or Joint Annuitant, if applicable, also dies

•   This Rider ends and the Death Benefit is payable.

•   The Beneficiary may elect BCO and continue this Contract without this Rider. If the Beneficiary is the spouse, then Spousal Continuation may be elected.

2. Owner	Annuitant or Joint Annuitant, if applicable, is living
3. Annuitant (under a single Annuitant Contract)	Owner is living		• The Contract and this Rider continue. • The Owner becomes the new Annuitant. • The Death Benefit is not payable until the death of the Owner.
4. Second to die of the Annuitant and Joint Annuitant
5. First to die of the Annuitant and Joint Annuitant	Owner is living		• The Contract and this Rider continue with a single Annuitant. • Death Benefit is not payable until the death of the Owner.
6. Annuitant	Owner is Non-Natural	Beneficiary is the spouse of the Annuitant; or Beneficiary is not the spouse of the Annuitant

•   This Rider ends and the Death Benefit is payable.

•   The Beneficiary may elect BCO and continue this Contract without this Rider. If the Beneficiary is the spouse, then Spousal Continuation may be elected.

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Effect of Death on a Joint Life Contract:
If the deceased is the	And the	And the	Then
1. Owner	Annuitant or Joint Annuitant, if applicable, also dies	Successor Owner is living	• The Contract and this Rider continue. • The Successor Owner becomes the sole Owner and new Annuitant. • The Death Benefit is not payable until the death of the Successor Owner.
2. Annuitant (under a single Annuitant Contract)	Owner also dies
3. Second to die of Annuitant and Joint Annuitant
4. Owner	Annuitant is living	Successor Owner is also living	• The Contract and this Rider continue. • The Successor Owner becomes the sole Owner. • The Death Benefit is not payable until the death of the Successor Owner.
5. Owner	Successor Owner is also dead	Annuitant is living

•   This Rider ends and the Death Benefit is payable.

•   The Beneficiary may elect BCO and continue this Contract without this Rider. If the Beneficiary is the spouse, then Spousal Continuation may be elected.

6. Successor Owner	Owner is living	Annuitant is living	• The Contract and this Rider continue. • The Owner becomes the sole Owner. • The Death Benefit is not payable until the death of the Owner.
7. Annuitant (under a single Annuitant Contract)	Owner is living	Successor Owner is also living	• The Contract and this Rider continue. • The Owner becomes the new Annuitant. • The Death Benefit is not payable until the death of both the Owner and Successor Owner.
8. First to die of Annuitant and Joint Annuitant	Owner also dies	Successor Owner is living	• The Contract and this Rider continue. • The Successor Owner becomes the sole Owner and Annuitant. • The Death Benefit is not payable until the death of the Successor Owner.
9. Annuitant	Owner is Non-Natural	Joint Annuitant is living	• The Contract and this Rider continue. • The Joint Annuitant becomes the sole Annuitant. • The Death Benefit is not payable until the death of the second Annuitant.
10. Both Joint Annuitants	Owner is Non-Natural		• This Rider ends and the Death Benefit is payable. • The Beneficiary may elect BCO and continue this Contract without this Rider.

If you have elected an Annuity Benefit under Part VIII of the Contract and the Annuitant under that Annuity Benefit dies, the terms and conditions of the applicable Annuity Benefit apply.

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